Exhibit (c)(5)

Materials Prepared For: Employers Mutual Casualty Company Strictly Private & Confidential March 5, 2019

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Executive Summary 2 EMCC has invited an open discussion with EMCI’s Special Committee on alternative transaction structures. As compared to the current offer price of $30/share, the Special Committee believes EMCI’s higher inherent value could be realized under a revamped and restructured business model. Rationale for alternative structure: •Public company valuations are at a 5-year high and are rewarding a peer group of property & casualty companies with extremely attractive price/book multiples •Under this revised business model, EMCI could achieve ROEs that are more in-line with the peer group ̶As EMCI’s largest shareholder, EMCC would be the biggest beneficiary of an improvement in EMCI’s ROE and corresponding stock price performance •We also believe that there are other benefits of maintaining EMCI as a public company that may not be fully appreciated in today’s market environment •The alternative structure would unlock EMCI’s inherent value, which would be reflected in a higher market valuation that is more consistent with its peer group

The EMC Franchise • An attractive book of small and mid-market commercial lines business that is well diversified by line of business and by geography • With the exit from personal lines, EMC is now a pure play commercial lines writer • EMC’s commercial lines premium volume has been growing at rates in line or slightly faster than the peer group • EMC has longstanding relationships with a strong network of independent agents that value EMC’s high-touch service level and support • The reinsurance segment has developed strong relationships with smaller, regional insurance companies with a “whole account” solution. The segment has experienced solid underwriting results for the most part and has grown in excess of the broader reinsurance market • EMC has an exceptionally strong balance sheet with no leverage, a long history of favorable reserve development and a conservative investment portfolio 3 Despite these favorable attributes, EMCI has traded at a significant discount to the peer group on a price/book basis which we believe has been driven by below market ROEs and certain structural factors We believe there are many attractive attributes to the EMC franchise that are not reflected in today’s market valuation:

EMCI’s Five-Year Trading History 5-Year Price/Book Multiples Commentary Over the last 5 years, EMCI has traded at a 26% discount to the selected peer group and 28% discount to the universe of public P&C companies on a price/book basis • 1.80x 1.63x 1.59x 1.60x 1.40x • As of the date of the acquisition proposal, EMCI’s discount to the peer group was at its widest level in the last five years 1.21x 1.20x 1.00x 0.80x 0.60x 0.40x 0.20x 0.00x ECHO Peers SNL P&C As of 3/1/2019. 4 5-Year Average: EMCI:0.99x Peers:1.34x SNL P&C:1.37x As of 11/15/2018: EMCI:0.90x Peers:1.58x SNL P&C:1.49x

P/TB versus 2019 ROAE Regression Analysis P/TB versus 2019E ROAE Regression Analysis 2.50x 2.00x AFG STFC TRV CINF 1.50x 1.00x 0.50x 5.6% 2.0% 4.0% 6.0% 8.0% 2019E ROAE 10.0% 12.0% 14.0% 16.0% Commentary Based on price/book and the ROE regression line, EMCI’s stock was trading at a 37% discount to the “line” prior to the acquisition proposal • 5 Price/Tangible Book Value UFCSE SIGI WRB MCITHG 1.46x 0.92x EIG DGICA EMCI @ $23.99/Share

Benchmarking – GAAP Operating Statistics of Selected Public Peers

	Income Statement Metrics					Balance Sheet and Return Metrics			
	5-Year CAGR	5-Year Average				5-Year CAGR		5-Year Average	
Company	NPW Growth	Net Invest. Yield	Loss Ratio	Expense Ratio	Combined Ratio	BVPS	BVPS incl. Dividends	Op. ROAE	Dividend Payout Ratio
Travelers Companies, Inc.	4.0%	3.4%	61.7%	31.1%	92.8%	4.4%	7.3%	12.0%	27.7%
Cincinnati Financial Corporation	5.2%	3.9%	64.2%	30.9%	95.1%	5.3%	9.5%	7.3%	66.1%
W. R. Berkley Corporation	3.2%	4.5%	61.6%	33.1%	94.8%	6.3%	9.5%	9.0%	30.4%
American Financial Group, Inc.	8.5%	4.9%	63.6%	30.8%	94.4%	1.6%	6.7%	11.2%	57.2%
Hanover Insurance Group, Inc.	-0.7%	3.5%	63.3%	33.7%	96.9%	3.3%	7.2%	8.2%	44.6%
Selective Insurance Group, Inc.	6.8%	2.7%	59.6%	34.3%	93.9%	8.1%	10.2%	11.3%	22.4%
State Auto Financial Corporation	2.6%	3.2%	69.8%	34.5%	104.3%	0.6%	2.5%	3.0%	66.5%
Employers Holdings, Inc.	1.8%	2.9%	59.6%	32.3%	91.9%	11.3%	12.9%	10.4%	13.1%
United Fire Group, Inc.	6.3%	2.9%	68.1%	31.5%	99.6%	2.8%	7.0%	5.7%	110.6%
Donegal Group Inc.	6.9%	2.6%	69.5%	32.9%	102.4%	-1.3%	2.3%	1.9%	110.2%
Median	**4.6%**	**3.3%**	**63.4%**	**32.6%**	**94.9%**	**3.8%**	**7.2%**	**8.6%**	**50.9%**
Mean	**4.5%**	**3.4%**	**64.1%**	**32.5%**	**96.6%**	**4.2%**	**7.5%**	**8.0%**	**54.9%**
Median[(1)]	**4.6%**	**3.4%**	**62.5%**	**31.9%**	**94.6%**	**4.8%**	**8.4%**	**9.7%**	**37.5%**
Mean[(1)]	**4.4%**	**3.6%**	**62.7%**	**32.2%**	**94.9%**	**5.4%**	**8.8%**	**9.4%**	**46.5%**
EMCI	**4.4%**	**3.0%**	**68.4%**	**32.0%**	**100.4%**	**2.8%**	**5.6%**	**6.2%**	**38.1%**
EMCI - P&C Segment	**4.8%**		**66.3%**	**34.1%**	**100.4%**				
EMCI - P&C Segment 2019E	**-2.7%**		**65.8%**	**37.3%**	**103.1%**				

As evidenced in the chart above, EMCI's 5-year average combined ratio has fallen short of the peer group's performance by 4 to 6 points. Based on management's 2019 internal forecast, the gap between the peer group and EMCI's P&C segment will expand even further

(1) Excludes mutual affiliated companies, State Auto Financial Corporation and Donegal Group Inc.
Note: CAGRs and averages are calculated based on reported financial metrics as of FY2018.

SANDLER O'NEILL + PARTNERS 6

Alternative Structure: The Quota Share Solution • One way to achieve a more competitive return profile for EMCI is to convert the existing pooling arrangement into an initial 30% quota share contract – The contract would call for a “provisional” ceding commission consistent with an arms-length, market based arrangement. At an expected loss and LAE ratio of 68.0% for the P&C segment, the ceding commission would be approximately 27.0%, which we believe is in line with comparable quota share reinsurance market pricing – The ceding commission could adjust within a band such that it would not fall, say, below 25% nor exceed 30% in any accident or contract year – There would be no change to EMCI’s existing reinsurance business under this alternative structure • EMCI’s premium volume would be unchanged vis-à-vis the existing pooling arrangement. Additionally, this structure has other advantages in that it would preserve EMCC’s culture, distribution relationships and mix of business 7 The following page provides a detailed analysis of the financial impact to EMCC under the quota share and the “economic surplus” creation to EMCC by virtue of EMCI’s higher dividend stream and improved stock market valuation

Quota ($ in millions) Share Alternative – GAAP Financial Projections Combined Ratio Net Operating Income and Operating ROAE 10.8% 10.7% 10.5% 10.1% 10.0% 104.0% 96.4% 96.4% 96.4% 96.4% 96.4% $71.9 $69.0 $67.6 $65.5 $62.6 2 018A 2019P 2020P 2021P 2022P 2023P 2 018A2019P 2020P 2021P 2022P 2023P Shareholders’ Equity Target Combined Ratio Sensitivity Analysis Combined Ratio $734.1 $698.1 2023 BVPS $663.6 $629.8 $597.1 $565.8 2019-2023 Avg. Op. ROAE 2018-2023 BVPS CAGR 2 018A 2019P 2020P 2021P 2022P 2023P 8 93.0% 95.0% 97.0% $ 33.89 11.6% 5.3% $ 32.91 10.4% 4.7% $ 31.94 9.2% 4.1% 4.3% $25.1 33.1% 28.4% 29.2% 29.8% 30.0% 30.0% 70.9% 68.0% 67.2% 66.6% 66.4% 66.4%

Quota ($ in millions) Share Alternative – Comparison to Management Projections Combined Ratio Operating Earnings per Share $3.24 $3.12 $3.07 $2.99 $2.88 102.2% 101.5% 100.8% 100.4% 100.3% $2.09 $2.00 $1.92 $1.73 $1.47 96.4% 96.4% 96.4% 96.4% 96.4% 2019P 2020P 2021P 2022P 2023P 2019P 2020P 2021P 2022P 2023P Management Pr ojections Quota Share Scenario Managemen t Pr ojections Quota Share Scenario Operating Return on Average Equity Book Value + Cumulative Dividends per Share (1) 10.8% 10.7% 10.5% 10.1% 10.0% $40.56 $37.54 7.0% 7.1% 7.0% $34.51 6.5% 5.6% $31.64 $28.74 $34.52 $32.63 $30.72 $28.99 $27.34 2019P 2020P 2021P 2022P 2023P 2019P 2020P 2021P 2022P 2023P Management Pr ojections Quota Share Scenario Managemen t Pr ojections Quota Share Scenario (1) Cumulative dividends paid beginning on 1/1/2019. 9

P/TB versus 2019 ROAE Regression Analysis P/TB versus 2019E ROAE Regression Analysis 2.50x 2.00x TRV AFG 1.50x 1.00x 0.50x 10.8% 5.6% 2.0% 4.0% 6.0% 8.0% 2019E ROAE 10.0% 12.0% 14.0% 16.0% Commentary Based on price/book and the ROE regression line, EMCI’s stock was trading at a 37% discount to the “line” prior to the acquisition proposal • • 2019E ROE of 10.8% under the Quota Share Alternative would translate to a multiple of 1.81x in today’s market 10 Price/Tangible Book Value WRBE 1.81xCINFSTFC SIGI MCI UFCSE MCI THG 1.46x 0.92x EIG DGICA EMCI @ $23.99/Share

Quota Share Alternative – Discounted Cash Flow Analysis Selected Metrics Net Present Value Calculation and Sensitivity Analysis 2023 Book Value per Share P/B Multiple 2023 Terminal Value PV of Terminal Value (@ 9% Disc. Rate) PV of Dividends (@ 9% Disc. Rate) Net Present Value Implied P/B Multiple $ 32.91 1.50x $ 49.37 2023 Earnings per Share P/E Multiple 2023 Terminal Value PV of Terminal Value (@ 9% Disc. Rate) PV of Dividends (@ 9% Disc. Rate) Net Present Value Implied P/E Multiple (2019E) $ 3.24 16.5x $ 53.38 $ 32.09 $ 5.92 $ 34.69 $ 5.92 $ 38.01 $ 40.61 1.45x 14.1x Discount Rate Discount Rate P/B Multiple P/E Multiple 11 8.0%9.0%10.0% 15.0x 16.5x 18.0x 39.1137.4635.90 42.41$ 40.6138.91 45.7143.7741.92 8.0%9.0%10.0% 1.50x 1.75x 39.68$ 38.0136.42 45.2843.3641.53 P/E Terminal Value P/B Terminal Value For the Year Ended December 31,'19-'23 2018A2019P2020P2021P2022P2023PCAGR Earnings per Share$ (0.35) Dividends per Share$ 0.89 Implied PayoutNM Ending Book Value per Share$ 26.18 $ 2.88$ 2.99$ 3.07$ 3.12$ 3.243.0% $ 1.44$ 1.49$ 1.54$ 1.56$ 1.623.0% 50.0%50.0%50.0%50.0%50.0%NA $ 27.30$ 28.71$ 30.04$ 31.51$ 32.914.8%

Impact of Quota Share Scenario on EMCC

	Quota Share Scenario					
	For the Year Ended December 31,					
	2019P	2020P	2021P	2022P	2023P	Notes
Pre-Tax Impact of Increase in Expenses	$ (40,825)	$ (36,437)	$ (33,368)	$ (32,381)	$ (32,982)	
After-Tax Impact of Increase in Expenses	$ (32,252)	$ (28,785)	$ (26,361)	$ (25,581)	$ (26,056)	
After-Tax Impact of Lower Investment Income	(371)	(743)	(1,382)	(1,958)	(2,520)	(1)
After-Tax Incremental Dividends from EMCI	5,755	6,410	6,900	7,220	7,901	(2)
Total Net Income Impact	**$ (26,868)**	**$ (23,119)**	**$ (20,843)**	**$ (20,319)**	**$ (20,675)**	
Cumu. Impact on Unassigned Surplus	(26,868)	(49,987)	(70,829)	(91,148)	(111,823)	
Impact on Carrying Value of EMCI	12,580	20,729	26,863	32,307	37,360	(3)
Net Impact on on Capital & Surplus	**$ (14,288)**	**$ (29,257)**	**$ (43,967)**	**$ (58,841)**	**$ (74,463)**	
Incremental Economic Value of Ownership of EMCI	162,204	171,257	180,924	190,843	201,195	(4)
Net Economic Impact on on Capital & Surplus	**$ 147,916**	**$ 141,999**	**$ 136,958**	**$ 132,002**	**$ 126,732**	
Quota Share Scenario						
Market Value of Mutual's Ownership of EMCI	492,591	519,595	547,473	575,952	605,615	
Carrying Value of Mutual's Ownership of EMCI	310,486	328,433	346,434	364,730	383,715	
Difference	**$ 182,106**	**$ 191,162**	**$ 201,040**	**$ 211,223**	**$ 221,900**	
Imputed Stock Price						
Management Projections (@ 1.0x GAAP Book Value)	$ 26.42	$ 27.15	$ 27.96	$ 28.95	$ 29.92	
Quota Share Scenario (@ 1.5x GAAP Book Value)	$ 40.95	$ 43.06	$ 45.07	$ 47.27	$ 49.37	

Notes:

(1) Assumes 3.50% investment yield on incremental unassigned surplus.

(2) Represents 55% of EMCI dividends paid, net of tax. Assumes 21% tax rate and 65% dividend received deduction.

(3) Represents 55% of incremental capital & surplus under the Quota Share scenario.

(4) Assumes P/B multiple of 1.0x for Management Projections and 1.5x for Quota Share Scenario.

SANDLER O'NEILL + PARTNERS 12

Benefits of Remaining a Public Company • Creates much higher visibility for EMC among agents and policyholders • Preserving access to the public equity and debt markets could be critically important in periods of sustained underwriting losses and/or industry dislocation • Rating agencies would also look more favorably on maintaining EMCI’s ability to access a broader range of capital markets • EMCI’s public company expenses are quite modest in the context of overall expense base • Avoids the incremental financial leverage and recognition of statutory goodwill under the existing “going private” transaction 13 We believe there are significant benefits to EMCC in keeping EMCI a public company beyond the –Creatfeisnamnucciahl haingdhevravluisaitbiiolintybfeonreEfMitsCoafmthoengreavgaemntpseadnrdepinosluicryahnocledearsrangement:

Other Medium Term Structural Changes • The public company could seek to establish its own ratings over time independent of the existing group rating • As EMCI looks to establish its own management team, the employees of EMCC who currently support the reinsurance segment could become direct employees of the public company over time • In addition, as the capital base for the reinsurance company increases over time, the goal should be to write a growing percentage of premium volume directly on EMC Re’s paper than through a reinsurance assumed basis with EMCC • EMCC should endeavor to reduce its ownership stake to below 50% of EMCI as a means to improving the public float and narrowing the “structural discount” discussed earlier 14

Appendix

Quota Share Alternative – Historical and Projected GAAP Financials

($ in thousands)

					Quota Share Scenario				
	For the Year Ended December 31,								
	2015A	2016A	2017A	2018A	2019P	2020P	2021P	2022P	2023P
Revenues									
Net Premiums Earned	$ 570,266	$ 592,408	$ 607,158	$ 645,183	$ 658,806	$ 668,379	$ 697,895	$ 729,301	$ 762,119
Net Investment Income	45,582	47,490	45,479	47,637	50,337	53,535	55,203	56,596	58,959
Net Realized Investment Gains	6,153	4,074	6,556	(41,252)	-	-	-	-	-
Other Income (Loss)	1,725	1,011	(348)	9,159	7,474	7,474	7,474	7,474	7,474
Total Revenues	**$ 623,726**	**$ 644,983**	**$ 658,845**	**$ 660,727**	**$ 716,617**	**$ 729,387**	**$ 760,571**	**$ 793,371**	**$ 828,552**
Losses and Expenses									
Losses and Settlement Expenses	370,736	386,897	421,969	457,159	447,997	449,431	464,531	484,153	505,940
Dividends to Policyholders	7,705	13,800	7,610	9,209	10,595	10,642	11,110	11,057	11,554
Other Underwriting Expenses	170,602	178,015	184,528	203,359	174,171	181,615	194,392	204,798	214,014
Allocation of Mutual's Exec. Compensation			1,188	1,268	-	-	-	-	-
Incremental Exec. Compensation	-	-	-	-	2,500	2,575	2,652	2,732	2,814
Interest Expense	337	337	337	654	683	683	683	683	683
Other Expenses	2,690	2,727	3,397	3,754	3,700	3,700	3,700	3,700	3,700
Total Losses and Expenses	**$ 552,070**	**$ 581,776**	**$ 619,029**	**$ 675,403**	**$ 639,646**	**$ 648,646**	**$ 677,066**	**$ 707,122**	**$ 738,703**
Income before Income Tax Expense	**$ 71,656**	**$ 63,207**	**$ 39,816**	**$ (14,676)**	**$ 76,971**	**$ 80,741**	**$ 83,505**	**$ 86,250**	**$ 89,848**
Income Tax	21,494	17,004	578	(7,208)	14,374	15,279	15,920	17,210	17,939
Net Income	**$ 50,162**	**$ 46,203**	**$ 39,238**	**$ (7,468)**	**$ 62,597**	**$ 65,462**	**$ 67,585**	**$ 69,039**	**$ 71,909**
Earnings per Share	$ 2.43	$ 2.20	$ 1.84	$ (0.35)	$ 2.88	$ 2.99	$ 3.07	$ 3.12	$ 3.24
Weighted Average Shares Outstanding	20,622	21,006	21,326	21,549	21,743	21,905	22,013	22,120	22,228
Selected Financial Metrics									
Net Premiums Earned Growth	5.5%	3.9%	2.5%	6.3%	2.1%	1.5%	4.4%	4.5%	4.5%
Loss & LAE Ratio	65.0%	65.3%	69.5%	70.9%	68.0%	67.2%	66.6%	66.4%	66.4%
Expense Ratio	29.9%	30.0%	30.6%	31.7%	26.8%	27.6%	28.2%	28.5%	28.5%
Dividend Ratio	1.4%	2.3%	1.3%	1.4%	1.6%	1.6%	1.6%	1.5%	1.5%
Combined Ratio	**96.3%**	**97.7%**	**101.3%**	**104.0%**	**96.4%**	**96.4%**	**96.4%**	**96.4%**	**96.4%**
Effective Tax Rate	30.0%	26.9%	1.5%	49.1%	18.7%	18.9%	19.1%	20.0%	20.0%
Return on Average Equity	**9.8%**	**8.6%**	**6.8%**	**-1.3%**	**10.8%**	**10.7%**	**10.5%**	**10.1%**	**10.0%**

SANDLER O'NEILL + PARTNERS 16

Quota Share ($ in thousands) Alternative – Historical and Projected GAAP Financials 17 For the Year Ended December 31, 2015A 2016A 2017A 2018A 2019P 2020P 2021P 2022P 2023P Stockholder's Equity Rollforward Beginning Stockholders' Equity Plus: Net Income Less: Dividends Paid to Stockholders Change in Other Comprehensive Income Other (Plug) Ending Stockholders' Equity Dividends per Share Dividend Payout Ratio Basic Book Value per Share ($) $ 502,886 $ 524,938 $ 553,342 $ 603,846 50,162 46,203 39,238 (7,468) (14,174) (16,196) (17,998) (19,121) (23,229) (12,352) 25,530 (15,530) 9,293 10,749 3,734 4,055 $ 565,782 $ 597,081 $ 629,812 $ 663,604 $ 698,124 62,597 65,462 67,585 69,039 71,909 (31,299) (32,731) (33,793) (34,520) (35,955) - - - - - - - - - - $ 524,938 $ 553,342 $ 603,846 $ 565,782 $ 0.69 $ 0.77 $ 0.84 $ 0.89 28.3% 35.1% 45.9% NM $ 25.26 $ 26.07 $ 28.14 $ 26.18 $ 597,081 $ 629,812 $ 663,604 $ 698,124 $ 734,079 $ 1.44 $ 1.49 $ 1.54 $ 1.56 $ 1.62 50.0% 50.0% 50.0% 50.0% 50.0% $ 27.30 $ 28.71 $ 30.04 $ 31.51 $ 32.91

Quota Share Alternative ($ in thousands) – Property & Casualty Segment Revenues Net Premiums Earned Net Investment Income Net Realized Investment Gains Other Income (Loss) Total Revenues $ 495,446 34,069 (28,227) $ 504,525 35,937 - $ 506,780 38,386 - $ 529,024 39,708 - $ 552,830 40,814 - $ 577,707 42,600 - 8,444 7,474 7,474 7,474 7,474 7,474 $ 509,733 $ 547,936 $ 552,640 $ 576,206 $ 601,118 $ 627,781 Losses and Expenses Losses and Settlement Expenses Dividends to Policyholders Other Underwriting Expenses Interest Expense Other Expenses Total Losses and Expenses 332,921 9,209 169,836 654 331,977 10,595 136,726 683 328,393 10,642 142,405 683 338,046 11,110 153,417 683 352,153 11,057 161,979 683 367,999 11,554 169,268 683 1,202 1,200 1,200 1,200 1,200 1,200 $ 513,821 $ 481,181 $ 483,324 $ 504,455 $ 527,071 $ 550,704 Income before Income Tax Expense $ (4,088) $ 66,754 $ 69,316 $ 71,751 $ 74,047 $ 77,077 Net Premiums Earned Growth Loss & LAE Ratio Expense Ratio Dividend Ratio Combined Ratio 4.9% 67.2% 34.3% 1.8% 65.8% 27.1% 0.4% 64.8% 28.1% 4.4% 63.9% 29.0% 4.5% 63.7% 29.3% 4.5% 63.7% 29.3% 1.9% 2.1% 2.1% 2.1% 2.0% 2.0% 103.3% 95.0% 95.0% 95.0% 95.0% 95.0% 18 Selected Financial Metrics For the Year Ended December 31, 2018A2019P2020P2021P2022P2023P

Quota Share Alternative ($ in thousands) – Reinsurance Segment Revenues Net Premiums Earned Net Investment Income Net Realized Investment Gains Other Income (Loss) Total Revenues $ 149,736 13,523 (12,935) $ 154,281 14,400 - $ 161,599 15,149 - $ 168,871 15,494 - $ 176,471 15,782 - $ 184,412 16,358 - 715 - - - - - $ 151,039 $ 168,681 $ 176,748 $ 184,365 $ 192,253 $ 200,770 Losses and Expenses Losses and Settlement Expenses Dividends to Policyholders Other Underwriting Expenses Interest Expense Other Expenses Total Losses and Expenses 124,238 - 34,791 - 116,019 - 37,445 - 121,038 - 39,210 - 126,484 - 40,975 - 132,000 - 42,819 - 137,940 - 44,745 - - - - - - - $ 159,029 $ 153,464 $ 160,248 $ 167,459 $ 174,819 $ 182,686 Income before Income Tax Expense $ (7,990) $ 15,217 $ 16,500 $ 16,906 $ 17,435 $ 18,085 Net Premiums Earned Growth Loss & LAE Ratio Expense Ratio Dividend Ratio Combined Ratio 11.1% 83.0% 23.2% 3.0% 75.2% 24.3% 4.7% 74.9% 24.3% 4.5% 74.9% 24.3% 4.5% 74.8% 24.3% 4.5% 74.8% 24.3% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 106.2% 99.5% 99.2% 99.2% 99.1% 99.1% 19 Selected Financial Metrics For the Year Ended December 31, 2018A2019P2020P2021P2022P2023P

Trading Statistics of Selected Public Peers

				Trading Metrics							
				Current Stock Price as a Multiple of							
Company	Ticker	Closing Stock Price (3/1/19)	Market Cap. ($M)	BVPS	Tangible BVPS	2019E EPS	2020E EPS	Implied ROAE 2019E	Implied ROAE 2020E	Current Dividend Yield	A.M. Best Rating
Travelers Companies, Inc.	TRV	$ 133.03	$ 31,566	1.53x	1.88x	12.1x	11.5x	12.4%	12.8%	2.32%	A++
Cincinnati Financial Corporation	CINF	86.99	12,607	1.81x	1.81x	25.0x	24.0x	7.1%	7.0%	2.58%	A+
W. R. Berkley Corporation	WRB	84.34	9,017	1.89x	1.99x	21.8x	20.4x	9.0%	8.9%	0.71%	A+
American Financial Group, Inc.	AFG	99.77	8,084	1.79x	1.89x	11.5x	11.1x	14.6%	14.4%	1.60%	A+
Hanover Insurance Group, Inc.	THG	120.17	4,939	1.72x	1.83x	15.0x	13.4x	11.6%	12.5%	2.00%	A
Selective Insurance Group, Inc.	SIGI	65.78	3,592	2.16x	2.17x	16.2x	15.3x	12.7%	12.4%	1.22%	A
State Auto Financial Corporation	STFC	34.06	1,471	1.72x	0.00x	18.4x	16.2x	8.4%	9.4%	1.17%	A-
Employers Holdings, Inc.	EIG	42.21	1,375	1.36x	1.46x	16.9x	18.4x	7.6%	7.0%	2.08%	A-
United Fire Group, Inc.	UFCS	49.14	1,232	1.39x	1.43x	49.1x	39.3x	2.8%	3.6%	2.52%	A
Donegal Group Inc.	DGICA	13.51	380	0.92x	0.94x	17.4x	12.9x	7.2%	6.8%	4.22%	A
Median				**1.72x**	**1.82x**	**17.2x**	**15.8x**	**8.7%**	**9.1%**	**2.04%**	
Mean				**1.63x**	**1.54x**	**20.4x**	**18.2x**	**9.3%**	**9.5%**	**2.04%**	
EMCI		**$ 31.72**	**$ 688**	**1.21x**	**1.21x**	**22.3x**	**20.3x**	**5.4%**	**5.8%**	**2.90%**	**A**
EMCI (Pre-Proposal)		**$ 23.99**	**$ 521**	**0.92x**	**0.92x**	**16.8x**	**15.3x**				
EMCI (Proposal)		**$ 30.00**	**$ 651**	**1.15x**	**1.15x**	**21.1x**	**19.2x**				

Note: Unless otherwise noted, trading multiples are based on reported financial metrics as of FY2018. 2019E and 2020E metrics are based on analyst estimates.

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